                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549


                              FORM 11-K


             Annual Report Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934



     (Mark One)

     /X/ Annual report pursuant to Section 15(d) of the Securities Act of 1934
         (Fee required)

         For the fiscal year ended December 31, 1993


                           Or


     / / Transition report pursuant to Section 15(d) of the Securities
         Exchange Act of 1934 (No fee required)


         For the transition period from _________________to __________________


         Commission file number                   33-63806
                                ----------------------------------------------


                        The Raymond Corporation Savings Plan
     -------------------------------------------------------------------------
                             (Full title of the plan)


                              The Raymond Corporation
     -------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan)


                         S. Canal Street, Greene, New York 13778
     -------------------------------------------------------------------------
                         (Address of principal executive office)

                        The Raymond Corporation Savings Plan

                                     Index

                               December 31, 1993

                                                                         Page
                                                                         ----
       I  Required Information:
          Report of Independent Auditors................................   3
          Statement of Net Assets Available for Plan Benefits - 1993....   4
          Statement of Net Assets Available for Plan Benefits - 1992....   5
          Statement of Changes in Net Assets Available for Plan Benefits
            - 1993......................................................   6
          Statement of Changes in Net Assets Available for Plan Benefits
            - 1992......................................................   7
          Notes to Financial Statements.................................   8

          Schedules
          Schedule of Assets Held for Investment as of December 31, 1993 10 Schedule of Transactions or Series of Transactions in Excess
            of 5% of the Current Value of Plan Assets ..................  15

      II  Signature.....................................................  17

     III  Exhibit A - Consent of Independent Auditors...................  18

                          Report of Independent Auditors


          Trustees of The Raymond Corporation
           Savings Plan

          We have audited the accompanying statements of net assets available for plan benefits of The Raymond Corporation Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment as of
          December 31, 1993, and schedule of transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                                 /s/ Ernst & Young

          Syracuse, New York
          March 8, 1994

                          The Raymond Corporation Savings Plan

                  Statement of Net Assets Available for Plan Benefits

                                                      December 31, 1993
                                 -----------------------------------------------------------
                                                            Raymond     Money
                                       Bond     Equity       Stock     Market
                                       Fund      Fund        Fund       Fund       Total
                                 -----------------------------------------------------------
       Assets
       Investments (Note 3):
         Corporate bonds and
           notes                     $305,988                                     $305,988
         The Raymond Corporation
           common stock                                    $945,203                945,203
         U.S. Government
           securities               1,549,549                         $643,733   2,193,282
         Common stock                           $2,002,405                       2,002,405
         Mutual funds                 261,128       88,986                         350,114
         Money funds                  332,461      322,274    7,656    206,710     869,101
         Notes receivable from
           participants (Note 2)      119,843       72,419   36,103     39,875     268,240
                                 -----------------------------------------------------------
       Total investments            2,568,969    2,486,084  988,962    890,318   6,934,333

       Receivables:
         Employee contribution          5,838       1,236    (2,184)     6,770      11,660
         Interest and dividends        21,873                                       21,873
                                 -----------------------------------------------------------
       Total receivables               27,711       1,236    (2,184)     6,770      33,533

       Cash                             1,476         663    (1,788)         -         351
                                 -----------------------------------------------------------
       Total assets                 2,598,156   2,487,983   984,990    897,088   6,968,217

       Liabilities
       Benefits payable                30,014      26,588    13,017     16,475      86,094
                                 -----------------------------------------------------------
       Net assets available  for
        plan benefits              $2,568,142  $2,461,395  $971,973   $880,613  $6,882,123
                                 ===========================================================


       See notes to financial statements.

                          The Raymond Corporation Savings Plan

                  Statement of Net Assets Available for Plan Benefits

                                                     December 31, 1992
                                 -----------------------------------------------------------
                                                           Raymond     Money
                                      Bond     Equity       Stock     Market
                                      Fund      Fund        Fund       Fund       Total
                                 -----------------------------------------------------------
       Assets
       Investments (Note 3):
         Corporate bonds and
           notes                   $365,774                                     $365,774
         The Raymond Corporation
           common stock                                  $784,200                784,200
         U.S. Government
           securities             1,006,153                                    1,006,153
         Common stock               286,000  $1,139,880                        1,425,880
         Mutual funds               361,414     941,618             $800,723   2,103,755
         Money funds                 13,010      32,811     3,015     98,757     147,593
         Notes receivable from
           participants (Note 2)     80,542      61,531    18,512     24,708     185,293
                                -----------------------------------------------------------
       Total investments          2,112,893   2,175,840   805,727    924,188   6,018,648

       Receivables:
         Employee contribution        4,295      (3,141)   (1,228)     8,438       8,364
         Interest and dividends       8,175                                        8,175
                                -----------------------------------------------------------
       Total receivables             12,470      (3,141)   (1,228)     8,438      16,539

       Cash                          15,460      29,247     2,017      4,287      51,011
                                -----------------------------------------------------------
       Total assets               2,140,823   2,201,946   806,516    936,913   6,086,198

       Liabilities
       Benefits payable              17,472       6,800    10,566     29,702      64,540
                                -----------------------------------------------------------
       Net assets available  for
           plan benefits         $2,123,351  $2,195,146  $795,950   $907,211  $6,021,658
                                ===========================================================


       See notes to financial statements.

                          The Raymond Corporation Savings Plan

             Statement of Changes in Net Assets Available for Plan Benefits

                                               Year ended December 31, 1993
                                 ---------------------------------------------------------
                                                        Raymond     Money
                                    Bond      Equity      Stock     Market
                                    Fund       Fund       Fund       Fund     Total
                                 ---------------------------------------------------------
       Additions
       Net realized and
         unrealized
         appreciation
         (depreciation) in
         fair value               $92,002   $(162,955)  $84,782            $   13,829
       Interest and  dividend
         income                    95,037      66,961       174   $18,845     181,017
                             -----------------------------------------------------------
                                  187,039     (95,994)   84,956    18,845     194,846

       Employee  contribution
       (Note 5)                   374,984     422,452   111,913   134,527   1,043,876
       Net transfers (to)
         from other funds         (16,645)     71,566    21,918   (76,839)          -
                             -----------------------------------------------------------
                                  545,378     398,024   218,787    76,533   1,238,722
       Deductions
       Participant   benefits
         (Note 2)                (100,587)   (131,775)  (42,764) (103,131)   (378,257)
                             -----------------------------------------------------------
       Net increase (decrease)    444,791     266,249   176,023   (26,598)    860,465

       Net  assets  available
        for plan benefits at
        beginning of year       2,123,351   2,195,146   795,950   907,211   6,021,658
                             -----------------------------------------------------------
       Net  assets  available
        for plan benefits at
        end of year            $2,568,142  $2,461,395  $971,973  $880,613  $6,882,123
                             ===========================================================


       See notes to financial statements.

                          The Raymond Corporation Savings Plan

             Statement of Changes in Net Assets Available for Plan Benefits

                                               Year ended December 31, 1992
                                 ---------------------------------------------------------
                                                        Raymond     Money
                                    Bond      Equity      Stock     Market
                                    Fund       Fund       Fund       Fund     Total
                                 ---------------------------------------------------------

       Additions
       Net realized and
         unrealized appreciation
         (depreciation) in
         fair value               $23,350    $(47,331) $188,544              $164,563
       Interest and  dividend
         income                    56,298     152,257       864   $26,568     235,987
                             -----------------------------------------------------------
                                   79,648     104,926   189,408    26,568     400,550
       Employee contribution
         (Note 5)                 319,615     332,133   310,927   168,655   1,131,330
       Net transfers (to)
         from other funds         (32,532)     66,529    60,588   (94,585)          -
                             -----------------------------------------------------------
                                  366,731     503,588   560,923   100,638   1,531,880
       Deductions
       Participant benefits
         (Note 2)                 (75,354)    (59,377)  (31,365)  (70,188)   (236,284)
                             -----------------------------------------------------------
       Net increase               291,377     444,211   529,558    30,450   1,295,596

       Net assets available
         for plan benefits at
         beginning of year      1,831,974   1,750,935   266,392   876,761   4,726,062
                             -----------------------------------------------------------
       Net assets available
         for plan benefits at
         end of year           $2,123,351  $2,195,146  $795,950  $907,211  $6,021,658
                             ===========================================================


       See notes to financial statements.

                        The Raymond Corporation Savings Plan

                            Notes to Financial Statements

                             December 31, 1993 and 1992


          1. Significant Accounting Policies

          The accounting records of the Plan are maintained on the accrual basis.

          Investments are stated at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

          Certain amounts of the December 31, 1992 financial statements have been reclassified to conform to the December 31, 1993 presentation.

          2. Description of the Plan

          The Plan is a 401(k) Salary Reduction Plan. Substantially all employees of The Raymond Corporation are eligible to participate in the Plan. Employees become eligible subsequent to completion of one year of service or their twenty-first birthday, whichever occurs first.

          The Plan is funded entirely by employee contributions, which immediately become 100% vested. Participants elect to contribute between 1% and 20% of their compensation to the Plan through direct payroll withholdings subject to certain Internal Revenue Service limitations. The Plan has four investment funds to which participants may allocate their contributions. Allocations are required in 5% multiples between a diversified income investment
          (bond) fund, diversified investment (equity) fund, employer common stock fund, and money market fund. The payroll deduction and investment election can be changed quarterly. Individual participant accounts are maintained which are credited for the respective gains or losses of the funds selected.

          Withdrawals from the Plan may be made upon the attainment of age 59-1/2. Participants may borrow up to 50% of their accounts within certain specific limitations. Distributions resulting from retirement upon reaching the age of 65, death, or termination are made in the form of lump sum payments representing the entire amount of the participant's account at the valuation date.

          Detailed information about the plan agreement, the vesting and benefit provisions, and the allocation and investment provisions, is provided in a the Summary Plan Description which is available from the trustees of the Plan.

                        The Raymond Corporation Savings Plan

          2. Description of the Plan (Continued)

          The Company has the right under the Plan to terminate the Plan at any time. In the event of such a termination, the net assets of the Plan are to be set aside for the participants based upon their account value.

          3. Investments

          The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1993 and 1992 are as follows:

                                                        1993      1992
                                                     --------------------
           Common Stock:
             The Raymond Corporation                 $945,203  $  784,200
             General American Investment Company            -   1,139,880

           Mutual Funds:
             Paine Webber Global Income Fund B              -   1,131,971

          4. Income Tax Status

          The Company has received a determination letter from the Internal Revenue Service stating that the Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Internal Revenue Service Code.

          The Summary Plan Description for the Plan includes a discussion of the income tax rules applicable to participants with respect to the Plan.

          5. Transactions With Parties-in-Interest

          The Raymond Corporation pays all legal, accounting, and other administrative fees of the Plan. Each participant pays their allocated portion of investment transaction fees. The Plan has had no other agreements or transactions with parties-in-interest.

                          The Raymond Corporation Savings Plan

             Schedule of Assets Held for Investment as of December 31, 1993

                                   Description of Investment
                                   Including Maturity Date,
     Identity of Issue, Borrower,  Rate of Interest, Par or              Current
       Lessor, or Similar Party         Maturity Value          Cost      Value
- - -------------------------------------------------------------------------------------
     Raymond Stock Fund
     The Raymond Corporation
        Common Stock             56,430 shares                $731,905   $945,203
     Paine Webber Retirement Money
        Fund                                                     7,656      7,656
     Notes receivable from
        participants                                            36,103     36,103
                                                         ----------------------------
     Total Raymond Stock Fund                                 $775,664   $988,962
                                                         ============================

    Equity Fund
    Mutual Funds:
      Eaton Vance Classic
       Government
        Obligations FD        8,952.271 shares                $ 88,992   $ 88,986

     Common Stock:
      American      International
        Group, Inc.                 380 shares                  32,742     33,345
      Automatic Data Processing     220 shares                  10,672     12,155
      Autozone, Inc.                460 shares                  23,359     26,335
      Blockbuster   Entertainment
        Corp.                       270 shares                   8,624      8,269
      Cabletron Systems, Inc.       120 shares                  12,015     13,500
      Carnival Cruise Lines, Inc.
        CL A                        250 shares                  11,503     11,844
      Circus  Circus  Enterprise,
        Inc.                        295 shares                  11,205     10,841
      Cisco Systems, Inc.           240 shares                  12,445     15,510
      Coca Cola Company COM         510 shares                  21,847     22,759
      CUC International, Inc.       310 shares                  10,833     11,160
      Enron Corp.                 1,500 shares                  49,638     43,500
      Federal  National  Mortgage
        Association                 500 shares                  40,746     39,250
      Federal Home  Loan Mortgage
        Co.                         220 shares                  12,058     10,973
      First Data Corp.              310 shares                  11,083     12,633
      First Financial  Management
        Corp.                       210 shares                  11,484     11,917
      Franklin Resources, Inc.      130 shares                   5,845      5,964
      General  Instruments  Corp.
         New                        110 shares                   5,446      6,215
      Gillette Company              310 shares                  16,243     18,484
      Hasbro, Inc.                  300 shares                  11,472     10,875
      Home Depot, Inc.            1,200 shares                  49,730     47,400
      Intel Corp.                   810 shares                  46,093     50,220
      International Game
         Technology                 690 shares                  23,021     20,355
      MBIA, Inc.                    160 shares                  10,402     10,060
      MBNA Corp.                    400 shares                  10,650     13,350
      MCI Communications Corp.    1,420 shares                  39,805     40,115
      Microsoft Corp.               440 shares                  37,225     35,475
      Motorola, Inc.                590 shares                  52,586     54,427
      Newbridge Networks Corp.      180 shares                  12,140      9,855
                                                         ----------------------------
                                                               600,912    606,786

                          The Raymond Corporation Savings Plan

                                   Description of Investment
                                   Including Maturity Date,
     Identity of Issue, Borrower,  Rate of Interest, Par or              Current
       Lessor, or Similar Party         Maturity Value          Cost      Value
- - -------------------------------------------------------------------------------------
     Common Stock (Continued):

     Balance brought forward                                  $600,912   $606,786

      Oracle Systems Corp.          820 shares                  21,468     23,575
      Office Depot, Inc.            340 shares                  11,014     11,432
      Pactel Corp.                  330 shares                   8,568      8,209
      Promus Cos., Inc.             225 shares                  10,711     10,294
      Southwest Airlines Co.        840 shares                  28,847     31,395
      Time Warner, Inc.             670 shares                  26,647     29,647
      TJX Cos, Inc. New             360 shares                  11,602     10,485
      U.S. Healthcare, Inc.         410 shares                  19,520     23,626
      UNTD Healthcare Corp.         310 shares                  20,656     23,521
      Walmart Stores, Inc.        1,390 shares                  35,512     34,750
      Abbott Labs                 1,700 shares                  44,568     50,362
      American Telephone &
         Telegraph Co.              800 shares                  47,362     42,000
      Amoco Corp.                   800 shares                  45,124     42,300
      Baker Hughes, Inc.          1,600 shares                  42,400     32,000
      Bemis Co., Inc.             1,900 shares                  40,005     44,888
      Bristol Myers Squibb Co.      800 shares                  47,293     46,600
      Colgate Palmolive Co.         800 shares                  43,955     49,900
      CPC International, Inc.     1,000 shares                  41,043     47,625
      Emerson Electric Co.          700 shares                  41,037     42,175
      Gannett Co.                   800 shares                  39,237     45,800
      Heinz H.J. Co.              1,300 shares                  46,793     46,638
      Helmerich & Payne, Inc.     1,100 shares                  39,600     30,662
      Hubbell, Inc. CL B            800 shares                  44,624     43,300
      Hunt JB Transportation
         Services, Inc.           2,000 shares                  39,787     46,500
      Interpublic Group of COS    1,500 shares                  39,068     48,000
      Kimberly Clark Corp.          900 shares                  43,400     46,688
      Lee Enterprises, Inc.       1,400 shares                  39,686     49,000
      McCormick & Co. NV          1,800 shares                  40,300     44,325
      McDonalds Corp.               800 shares                  39,137     45,600
      McKesson Corp.                900 shares                  40,250     48,600
      Molex, Inc.                 1,300 shares                  40,750     46,150
      Pepsico, Inc.               1,100 shares                  39,975     44,962
      Schering Plough Corp.         700 shares                  46,900     47,950
      Sensormatic Electronics
         Corp.                    1,500 shares                  42,500     51,938
      Sherwin Williams, Co.       1,200 shares                  41,958     42,900
                                                         ----------------------------
                                                             1,852,209   1,940,583

                          The Raymond Corporation Savings Plan

                                   Description of Investment
                                   Including Maturity Date,
     Identity of Issue, Borrower,  Rate of Interest, Par or              Current
       Lessor, or Similar Party         Maturity Value          Cost      Value
- - -------------------------------------------------------------------------------------
     Balance brought forward                                $1,852,209 $1,940,583
     Other Equity Investments:
      Grupo  Televisa  SA  DE  CV
        Global DEP
        RCT REP ORD                    160 shares               11,402     11,200
      Hong Kong Telecomm, Ltd.
        Sponsored ADR                  450 shares               20,131     28,012
      LM Ericsson Tele Co. ADR
         NEW CL B
         SEK 10                         560 shares              25,078     22,610
                                                         ----------------------------
                                                                56,611     61,822
                                                         ----------------------------
                                                             1,908,820   2,002,405
     Money Funds:
      Paine Webber AM Money
         Market Portfolio                                      309,635    309,635
      Paine Webber Retirement
         Money Fund                                             12,436     12,436
      Paine Webber Money Market
         Fund A                                                    203        203
                                                         ----------------------------
                                                               322,274    322,274
     Notes receivable from
        participants                                            72,419     72,419
                                                         ----------------------------
     Total Equity Fund                                      $2,392,505 $2,486,084
                                                         ============================
     Bond Fund
     Mutual Funds:
      Eaton Vance Classic
         Government
         Obligations FD            10,428.061 shares          $103,967   $103,655
      PW Global Income Fund FD B   14,368.002 shares           153,450    157,473
                                                         ----------------------------
                                                               257,417    261,128
     U.S. Government Securities:

      U.S. Treasury Note           75,000 principal  amount,
                                     4.25% due
                                     May 15, 1996               74,859     74,812
      U.S. Treasury Note           50,000 principal  amount,
                                     4.375% due
                                     August 15, 1996            49,960     49,938
      U.S. Treasury Note           88,000 principal  amount,
                                     4.375% due
                                     November 15, 1996          87,780     87,642
      U.S. Treasury Note           150,000 principal amount,
                                     5.625%
                                     due January 31, 1998        153,562    153,468
      U.S. Treasury Note           55,000 principal  amount,
                                     5.125% due
                                     June 30, 1998                55,986     55,051
      U.S. Treasury Note           120,000 principal amount,
                                     6% due
                                     October 15, 1999          123,556    123,900
                                                         ----------------------------
                                                               545,703    544,811

                          The Raymond Corporation Savings Plan

                                   Description of Investment
                                   Including Maturity Date,
     Identity of Issue, Borrower,  Rate of Interest, Par or              Current
       Lessor, or Similar Party         Maturity Value          Cost      Value
- - -------------------------------------------------------------------------------------
     U.S.  Government   Securities
     (Continued):

     Balance brought forward                                $  545,703 $  544,811

      U.S. Treasury Note        100,000 principal amount,
                                  6.375%
                                  due January 15, 2000         104,687    105,093
      U.S. Treasury Note        150,000 principal amount,
                                  5.5% due
                                  April 15, 2000               150,796    151,313
      U.S. Treasury Note        50,000 principal  amount,
                                  6.375% due
                                  August 15, 2002               52,343     52,140
      U.S. Treasury Note        75,000 principal  amount,
                                  6.25% due
                                  February 15, 2003             78,421     77,461
      U.S. Treasury Note        100,000 principal amount,
                                  6.375%
                                  due June 30, 1997            105,531    105,187
      U.S. Treasury Note        155,000 principal amount,
                                  5.125%
                                  due June 30, 1998            155,744    155,144
      U.S. Treasury Note        150,000 principal amount,
                                  5.5% due
                                  April 15, 2000               152,000    151,312
      U.S. Treasury Note        100,000 principal amount,
                                  6.375%
                                  due August 15, 2002          103,234    104,281
      U.S. Treasury Note        95,000 principal  amount,
                                  7.25% due
                                  May 15, 2016                 106,785    102,807
                                                         ----------------------------
                                                             1,555,244  1,549,549
     Corporate Bonds and Notes:
      Associates Corp. No.
         Amer. Notes            100,000 principal amount,
                                  6% due
                                  June 15, 2000                 99,300    100,375
      Boeing Co. Notes          100,000 principal amount,
                                  6.35% due
                                  June 15, 2003                 99,704    100,875
      ITT Financial CRP Senior
         DEB                    95,000 principal amount,
                                  8.75% due
                                  March 1, 2006                105,363    104,738
                                                         ----------------------------
                                                               304,367    305,988
     Money Funds:
      Paine Webber AM Money
         Market Portfolio                                      320,044    320,044
      Paine Webber Retirement
         Money Fund                                             12,417     12,417
                                                         ----------------------------
                                                               332,461    332,461
     Notes receivable from
        participants                                           119,843    119,843
                                                         ----------------------------
     Total Bond Fund                                        $2,569,332 $2,568,969
                                                         ============================

                          The Raymond Corporation Savings Plan

                                   Description of Investment
                                   Including Maturity Date,
     Identity of Issue, Borrower,  Rate of Interest, Par or              Current
       Lessor, or Similar Party         Maturity Value          Cost      Value
- - -------------------------------------------------------------------------------------
     Money Market Fund
     U.S. Government Securities:
      U.S. Treasury Note           50,000 principal  amount,
                                     4.25% due
                                     May 15, 1996              $49,906    $49,875
      U.S. Treasury Note           30,000 principal  amount,
                                     4.375% due
                                     August 15, 1996            29,976     29,962
      U.S. Treasury Note           61,000 principal  amount,
                                     4.375% due
                                     November 15, 1996          60,847     60,752
      U.S. Treasury Note           110,000 principal amount,
                                     5.625%
                                     due January 31, 1998      112,613    112,543
      U.S. Treasury Note           30,000 principal  amount,
                                     5.125% due
                                     June 30, 1998              30,450     30,028
      U.S. Treasury Note           75,000 principal  amount,
                                     6% due
                                     October 15, 1999           77,250     77,438
      U.S. Treasury Note           75,000 principal  amount,
                                     6.375% due
                                     January 15, 2000           78,515     78,820
      U.S. Treasury Note           110,000 principal amount,
                                     5.5% due
                                     April 15, 2000            110,580    110,962
      U.S. Treasury Note           40,000 principal  amount,
                                     6.375% due
                                     August 15, 2002            41,875     41,712
      U.S. Treasury Note           50,000 principal  amount,
                                     6.25% due
                                     February 15, 2003          52,249     51,641
                                                         ----------------------------
                                                               644,261    643,733

     Money Funds:
      RMA Money Market Portfolio                               102,069    102,069
      Paine Webber AM Money
         Market Portfolio                                      104,641    104,641
                                                         ----------------------------
                                                               206,710    206,710
     Notes receivable from
        participants                                            39,875     39,875
                                                         ----------------------------
     Total Money Market Fund                                  $890,846   $890,318
                                                         ============================
     Total Investments                                                 $6,934,333
                                                                     ================

                          The Raymond Corporation Savings Plan

           Schedule of Transactions or Series of Transactions in Excess of 5%
                          of the Current Value of Plan Assets

                              Year ended December 31, 1993

                                                           Current Value of
                                                            Asset on Trans-
                              Number of  Number     Cost or   action Date    Net Gain
            Description       Purchases  of Sales  Proceeds    or Cost       (Loss)
- - ----------------------------------------------------------------------------------------
     Category (i)--A Single Transaction in Excess of 5% of Plan Assets

     Paine Webber Money  Market
       Fund B                      1             $720,283     $720,283
     Paine Webber Money  Market
       Fund B                              1      745,519      745,519
     Paine Webber Money  Market
       Fund B                              1      400,362      400,362
     Paine Webber Money  Market
       Fund B                              1      400,362      400,362
     Paine Webber Global Income
       Fund B                              1      705,102      720,283      $15,180
     Paine  Webber   Retirement
       Money Fund                  1              318,476      318,476
     Paine  Webber   Retirement
       Money Fund                  1              714,890      714,890
     Paine  Webber   Retirement
       Money Fund                  1            1,052,982    1,052,982
     Paine  Webber   Retirement
       Money Fund                          1      634,000      634,000
     Paine  Webber   Retirement
       Money Fund                          1    1,000,000    1,000,000
     Paine  Webber   Retirement
       Money Fund                          1      470,000      470,000
     Paine  Webber   Retirement
       Money Fund                          1    1,000,000    1,000,000
     Paine  Webber   Retirement
       Money Fund                          1    3,374,000    3,374,000
     Paine  Webber   Retirement
       Money Fund                  1            1,127,000    1,127,000
     Paine  Webber   Retirement
       Money Fund                  1            2,740,000    2,740,000
     Paine  Webber   Retirement
       Money Fund                          1      470,000      470,000
     Paine  Webber   AM   Money
       Market Portfolio            1              470,000      470,000
     Paine  Webber   AM   Money
       Market Portfolio            1            1,000,000    1,000,000
     Paine  Webber   AM   Money
       Market Portfolio            1              634,000      634,000
     Paine  Webber   AM   Money
       Market Portfolio            1            1,000,000    1,000,000
     Paine  Webber   AM   Money
       Market Portfolio            1              372,675      372,675
     Paine  Webber   AM   Money
       Market Portfolio            1              740,000      740,000
     Paine  Webber   AM   Money
       Market Portfolio                    1      427,849      427,849
     RMA Money Market Portfolio    1              779,216      779,216
     RMA Money Market Portfolio            1      740,000      740,000

                          The Raymond Corporation Savings Plan

           Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets (Continued)

                              Year ended December 31, 1993

                                                           Current Value of
                                                            Asset on Trans-
                              Number of  Number     Cost or   action Date    Net Gain
            Description       Purchases  of Sales  Proceeds    or Cost       (Loss)
- - ----------------------------------------------------------------------------------------
     Category (iii)--A Series of Transactions in Excess of 5% of Plan Assets

     Paine  Webber   Retirement
       Money Fund                        202   $10,260,243 $10,260,243
                                  312           10,244,948  10,244,948

     RMA Money Market Portfolio           24     1,047,048   1,047,048
                                   69            1,050,360   1,050,360

     Paine  Webber   AM   Money
       Market Portfolio                   95     4,702,224   4,702,224
                                  162            5,531,724   5,531,724

     General Amer Inv. Co.                15     1,135,516   1,215,443      $(79,927)
                                   10              246,610     246,610

     Paine Webber Money  Market
       Fund B                              4     1,546,897   1,546,871            26
                                    2              720,309     720,309

     Paine Webber Global Income
       Fund B                              6     1,003,284   1,007,881        (4,597)

     Allied CAP Coml Corp.                 2       313,988     276,045        37,943
                                    1               18,058      18,058

     U.S. Treasury Note, 6.375%
       due August 15, 2002                  4      280,225     274,117         6,108
                                    9              476,097     476,097

     U.S. Treasury  Note,  5.5%
       due April 15, 2000           6              419,442     419,442

     U.S. Treasury Note, 6.375%
       due January 1, 2000                  1      105,478     108,609        (3,131)
                                    3              686,092     686,092

     U.S. Treasury Note, 6.375%
       due January 1, 1999                  2      188,930     188,978           (48)
                                    2              188,978     188,978

     II.                      SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  The Raymond Corporation Savings Plan
                                  ------------------------------------
                                           (Name of Plan)


     Date  June 27, 1994                  /s/  William B. Lynn
           --------------         ------------------------------------
                                               William B. Lynn
                                               Trustee

     III.                        Exhibit A

                      Consent of Independent Auditors

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-63806) pertaining to The Raymond Corporation Savings Plan of our report dated March 8, 1994, with respect to the financial statements and schedules of The Raymond Corporation Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 1993.


                                            /s/ Ernst & Young

     Syracuse, New York
     June 24, 1994